

10030810

ATES
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C. 20549

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| OMB APPROVAL | |
|---|---|
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| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC Mail Processing
RECEIVED
MAR 31 2010
WASH., D.C.


| SEC FILE NUMBER |
|---|
| 8- 65235 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAV-Wetherly Financial, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Boulevard, Suite 300
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Russo 310-575-3543
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

| 246 1st Street, 5th Floor | San Francisco | CA | 94105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, George M Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dav-Wetherly Financial, LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RUTZEL M. CASTILLO
COMM. #1650995
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires APR. 9, 2010


Signature

Fin-Op

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DAV-WETHERLY FINANCIAL, L.P.**

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

For the years ended December 31, 2009 and 2008

with

Report of Independent Auditors

**DAV-WETHERLY FINANCIAL, L.P.**
**TABLE OF CONTENTS**
For the years ended December 31, 2009 and 2008

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Partners of DAV-Wetherly Financial, L.P.:

We have performed the procedures enumerated below, which were agreed to by the Partners and management of DAV-Wetherly Financial, L.P. (the "Partnership"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commision ("SEC"), and the Financial Industry Regulatory Authority ("FINRA"), in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Partnership. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared listed assessment payments, in Form SIPC-7T, with respective cash disbursements record entries, including disbursement recorded on the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on the SIPC-7T tie-out schedule derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T.
   There was no difference between revenue for the fiscal period from April 1, 2009 through December 31, 2009 reported in Form SIPC-7T and the amount reported on the related FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   There were no adjustments and no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

   There were no overpayment amounts applied and no findings as a result of our procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.


Novogradac & Company LLP

San Francisco, California
March 30, 2010

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

# Report of Independent Auditors

To the Partners of DAV-Wetherly Financial, L.P.:

We have audited the accompanying statements of financial condition of DAV-Wetherly Financial, L.P. as of December 31, 2009 and 2008, and the related statements of operations, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the DAV-Wetherly Financial, L.P.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAV-Wetherly Financial, L.P. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 14 to 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
March 24, 2010

**DAV-WETHERLY FINANCIAL, L.P.**
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ 2,262,347 | $ 2,335,152 |
| Fees receivable | 5,013,543 | 14,696,511 |
| Advance to related party | 1,711,787 | 932,689 |
| Total assets | $ 8,987,677 | $ 17,964,352 |
| LIABILITIES AND PARTNERS' CAPITAL | | |
| Liabilities: | | |
| Accounts payable | $ - | $ 64,584 |
| Commissions payable | 1,673,497 | 3,806,562 |
| Settlement payable | 800,000 | - |
| Total liabilities | 2,473,497 | 3,871,146 |
| Partners' capital | 6,514,180 | 14,093,206 |
| Total liabilities and partners' capital | $ 8,987,677 | $ 17,964,352 |

see notes to financial statements

**DAV-WETHERLY FINANCIAL, L.P.**

STATEMENTS OF OPERATIONS

For the years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| REVENUE | | |
| Fees | $ 3,183,589 | $ 14,755,423 |
| Interest income | 877 | 10,766 |
| Other income | 18,750 | - |
| Total revenue | 3,203,216 | 14,766,189 |
| EXPENSES | | |
| Salaries | 2,635,000 | 3,042,250 |
| Fee commissions | 857,922 | 3,472,164 |
| General and administrative | 2,318,200 | 2,011,820 |
| Bad debt expense | 498,214 | 262,500 |
| Settlement expense | 2,422,906 | - |
| Total expenses | 8,732,242 | 8,788,734 |
| Net (loss) income | $ (5,529,026) | $ 5,977,455 |

see notes to financial statements

**DAV-WETHERLY FINANCIAL, L.P.**
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the years ended December 31, 2009 and 2008

| | General Partner | Limited Partner | Total Partners' Capital |
|---|---|---|---|
| Balance, January 1, 2008 | $ 120,157 | $ 11,895,594 | $ 12,015,751 |
| Distributions | (39,000) | (3,861,000) | (3,900,000) |
| Net income | 59,775 | 5,917,680 | 5,977,455 |
| Balance, December 31, 2008 | 140,932 | 13,952,274 | 14,093,206 |
| Distributions | (20,500) | (2,029,500) | (2,050,000) |
| Net loss | (55,290) | (5,473,736) | (5,529,026) |
| Balance, December 31, 2009 | $ 65,142 | $ 6,449,038 | $ 6,514,180 |

see notes to financial statements

**DAV-WETHERLY FINANCIAL, L.P.**

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net (loss) income | $ (5,529,026) | $ 5,977,455 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | |
| Bad debt expense | 498,214 | 262,500 |
| Decrease (increase) in fees receivable | 9,184,754 | (950,640) |
| Increase in advance to related party | (779,098) | (470,061) |
| Increase in prepaid expenses | - | 14,788 |
| (Decrease) increase in accounts payable | (64,584) | 64,584 |
| (Decrease) increase in commissions payable | (2,133,065) | 662,386 |
| Increase in settlement payable | 800,000 | - |
| Net cash provided by operating activities | 1,977,195 | 5,561,012 |
| **Cash flows from financing activities:** | | |
| Capital distributions | (2,050,000) | (3,900,000) |
| Net (decrease) increase in cash and cash equivalents | (72,805) | 1,661,012 |
| Cash and cash equivalents, at the beginning of the year | 2,335,152 | 674,140 |
| Cash and cash equivalents, at the end of the year | $ 2,262,347 | $ 2,335,152 |

see notes to financial statements

**DAV-WETHERLY FINANCIAL, L.P.**
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008

1. Organization

DAV-Wetherly Financial, L.P. (the "Partnership"), a California limited partnership, was formed on July 3, 2001 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Partnership was formed for the purpose of structuring and selling private offerings to institutional investors.

The partners' interests in the Partnership are as follows:

| | |
|---|---|
| Wetherly Management, LLC ("WM") | 1% General Partner |
| Wetherly Capital Group, LLC ("WCG") | 99% Limited Partner |

Pursuant to the Amended and Restated Limited Partnership Agreement of DAV-Wetherly Financial, L.P. dated July 3, 2001, distributions as well as Partnership profits and losses are allocated to the partners in accordance with the partner's respective interests.

The Partnership is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i) of that rule. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and the Securities Investor Protection Corporation (the "SIPC").

2. Summary of significant accounting policies

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at date of acquisition.

Method of accounting
The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. The Partnership's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of credit risk
The Partnership places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. The Partnership has not experienced any losses in such accounts.

2. Summary of significant accounting policies (continued)

Income taxes

Income taxes on partnership income are levied on the partners in their individual capacity. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership to report information regarding its exposure to various tax positions taken by the Partnership. The Partnership has determined whether any tax positions have met the recognition threshold and have measured the Partnership's exposure to those tax positions. Management believes that the Partnership has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements.

Fees receivable and commissions payable

Fees receivable consists of earned, but unpaid, fee revenues which will typically be collected within 24 months of being earned. Also, the commissions payable will not be paid until the corresponding placement fee revenues are received. Outstanding receivables are periodically evaluated for collectability, and an allowance for doubtful accounts is estimated and recorded for losses resulting from the inability of customers to make required payments, if deemed necessary. During 2009 and 2008, fees receivable totaling $498,214 and $262,500, respectively, were deemed uncollectible and charged to bad debt expense.

The future scheduled collection of fees receivable and payment of commissions payable at December 31, 2009 are as follows:

| Year ending December 31, | Fees receivable | Commissions payable |
|---|---|---|
| 2010 | $ 4,076,043 | $ 1,442,187 |
| 2011 | 937,500 | 231,310 |
| Total | $ 5,013,543 | $ 1,673,497 |

Fee revenues

Fee revenues consist of both nonrefundable placement fee revenues and nonrefundable retainer fees. The Partnership earns placement fees by structuring and selling private offerings to institutional investors. Nonrefundable placement fees are recognized upon execution of the corresponding capital commitment agreements. The Partnership earns retainer fees upon performance of services related to future offerings.

Fee commissions and other expenses

Commission expense is recognized when the related placement fee revenue is earned. All other expenses are recognized when incurred.

2. Summary of significant accounting policies (continued)

Economic Dependence
Operations of the Partnership are dependent on its continued relationships with its clients. As of December 31, 2009, the Partnership's revenues are earned 100% from one client. The loss of this client may have a severe impact on the Partnership's operation. See Notes 6, 7, and 8.

Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification (the "Codification"). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Partnership's accounting policies. The adoption of the Codification did not have a material impact on the Partnership's financial position or results of operations.

3. Net capital requirements

The Partnership is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "SEC") under rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Partnership does not receive or hold customer securities or cash. Minimum net capital required by the SEC under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined, plus 1% of commissions payable beyond 12 months. As of December 31, 2009 and 2008, the Partnership had net capital of $1,007,484 and $2,164,116, respectively, and required net capital of $151,867 and $198,607, respectively.

4. Related party transactions

Expense allocation
Salaries as well as general and administrative overhead are charged to the Partnership from WCG on a monthly basis pursuant to an Expense Sharing Agreement between the Partnership and WCG dated January 1, 2004. Salaries charged to the Partnership are based on management's estimates of personnel time spent on conducting Partnership matters. General and administrative overhead charged to the Partnership are based on management's estimates of costs incurred by WCG that support the operations of the Partnership. Salaried and administrative overhead allocated to the Partnership for the years ended December 31, 2009 and 2008 was $4,953,200 and $5,054,070, respectively. As of December 31, 2009 and 2008, $1,711,787 and $932,689, respectively, was due to the Partnership from WCG for advances made by the Partnership to WCG in connection with the salaries and general and administration expense allocations.

5. Office leases

WCG has a rental lease for its office in Los Angeles, California. The terms of the lease expires on December 31, 2010. The rent expense is paid by WCG, and a ratable portion is allocated to the Partnership based on estimates made by management pursuant to the Expense Sharing Agreement.

During 2009 and 2008, rent expense of $120,035 and $206,757, respectively, was included in general and administrative expense on the accompanying statements of operations. WCG is required to make minimum base lease payments of $180,000 in 2010.

6. The Office of the New York Attorney General Settlement

The Partnership and its Limited Partner were involved in a civil investigation by the Office of the New York State Attorney General (the "NYAG"). The investigation relates to alleged "pay-to-play" practices and other conflicts of interest involving public pension funds, including the New York State Common Retirement Fund (the "CRF"). More specifically, the NYAG's investigation focused on the role of third-party placement agents in soliciting investments from the CRF fund on behalf of investment firm clients. Beginning in 2002, the Partnership represented three investment firms on whose behalf it marketed, primarily through the services of a former part-time employee and a contracted sub-agent, certain investments to the CRF. In February 2010, the Partnership and its Limited Partner, entered into settlement with the NYAG, resolving its investigation. Under the terms of the Assurance of Discontinuance that effected the settlement, the Partnership agreed to return $1,000,000 in proceeds received from the three clients in question to the CRF, and signed the NYAG's Public Pension Fund Reform Code of Conduct. The Limited Partner (but not the Partnership) also agreed to immediately discontinue its placement agent business and wind down its operations within eighteen months.

Pursuant to the LLCP Agreement, $200,000 of the settlement payable shall be paid by Levine Leichtman Capital Partners on behalf of the Partnership (see Note 7). As of December 31, 2009, $800,000 was due to the CRF.

In March 2010, the Partnership paid $69,806 of the $800,000 due to the CRF, in accordance with the terms of the settlement agreement.

7. The Levine Leichtman Capital Partners Settlement

During 2009, Levine Leichtman Capital Partners ("LLCP"), a client of the Partnership, claimed the Partnership breached certain agreements between LLCP and the Partnership related to the matter in Note 6. In addition, LLCP and Partnership were in dispute over the amount of outstanding fees due to the Partnership from LLCP.

7. The Levine Leichtman Capital Partners Settlement (continued)

On July 22, 2009, the Partnership and LLCP entered into the Settlement and Release Agreement (the "LLCP Agreement") to resolve all outstanding issues. The Partnership agreed to grant LLCP a consideration of $2,295,000 as a settlement of claims alleged against the Partnership. Pursuant to the LLCP Agreement, outstanding fees receivable due from LLCP were reduced by the consideration amount. The financial statement effect of this agreement was a decrease in fees receivable of $2,295,000, a decrease in commissions payable of $852,094, and an increase in settlement expense of $1,442,906 ($2,295,000 less the write-off of related commissions payable of $852,094).

In addition, LLCP also agreed to withhold fees receivable of $200,000 to pay the NYAG on behalf of the Partnership as a return of placement fees to the New York State Common Retirement Fund (See Note 6). The financial statement effect of this agreement was a decrease in fees receivable and a decrease in settlement payable in the amount of $200,000.

8. Subsequent events

Subsequent events have been evaluated through March 24, 2010 which is the date the financial statements were available to be issued.

During February 2010, a client of the Partnership indicated that it intends to renegotiate the commission rate that is used to compute relative fee revenue. Negotiations are still ongoing between management and the client and the outcome of such negotiations may have a material financial effect on the Partnership. The financial effect of the subsequent event could not be reasonably estimated as of March 24, 2010 and no adjustments have been made to the accompanying financial statements.

During February 2010, the Partnerships entered into a settlement agreement relating to the NYAG investigation (See Notes 6 and 7).

# SUPPLEMENTAL INFORMATION

**DAV-WETHERLY FINANCIAL, L.P.**
RECONCILIATION OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Total partners' capital at end of year | $ 6,514,180 | $ 14,093,206 |
| Adjustments: | | |
| Non-allowable assets: | | |
| Fees receivable, net of related commissions payable | (3,776,549) | (10,989,601) |
| Other assets | (1,711,787) | (932,689) |
| Securities haircut - Money market fund | (18,360) | (6,800) |
| Net capital | $ 1,007,484 | $ 2,164,116 |
| Aggregate indebtedness ("AI") | | |
| Commissions payable within 12 months | $ 1,442,187 | $ 2,760,035 |
| Accounts payable | - | 64,584 |
| Settlement payable | 800,000 | - |
| Aggregate indebtedness | $ 2,242,187 | $ 2,824,619 |
| Commissions payable beyond 12 months ("CP") | $ 231,310 | $ 1,406,527 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6.67% of AI plus 1% of CP) | $ 151,867 | $ 198,607 |
| Excess net capital | $ 855,617 | $ 1,965,509 |
| Excess of net capital at 1,000% (net capital - 10% of AI) | $ 783,265 | $ 1,881,654 |
| Ratio of net capital to aggregate indebtedness | 44.93% | 76.62% |
| Fees receivable, net of related commissions payable | | |
| Fees receivable | $ 5,013,543 | $ 14,696,511 |
| Related commissions payable | (1,236,994) | (3,706,910) |
| Fees receivable, net of related commissions payable | $ 3,776,549 | $ 10,989,601 |
| Securities haircut - Money market fund | | |
| Money market fund | $ 918,019 | $ 340,014 |
| Securities haircut percentage | 2% | 2% |
| Securities haircut - Money market fund | $ 18,360 | $ 6,800 |

**DAV-WETHERLY FINANCIAL, L.P.**
RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the years ended December 31, 2009 and 2008

| | | 2009 | | 2008 |
|---|---|---|---|---|
| Net capital per unaudited FOCUS report | $ | 991,235 | $ | 2,159,839 |
| Audit and other adjustments | | 16,249 | | 4,277 |
| Net capital per auditors' computations | $ | 1,007,484 | $ | 2,164,116 |

**DAV-WETHERLY FINANCIAL, L.P.**
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2009 and 2008

Exemptive provision:

In the opinion of management, DAV-Wetherly Financial, L.P. is exempt from the provisions including information relating to the possession or control requirements and the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The firm operates under the 15c3-3(k)(2)(i) exemption in that DAV-Wetherly Financial, L.P. does not receive, hold or otherwise perform custodial functions relating to customer securities.

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5

To the Partners of DAV-Wetherly Financial, L.P.:

In planning and performing our audits of the financial statements and supplemental schedules of DAV-Wetherly Financial, L.P (the "Partnership"), for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mongandue & Company LLP

San Francisco, California
March 24, 2010